Relmada Therapeutics, Inc.

546 Fifth Avenue, 14th Floor

New York, NY 10036

November 17, 2014

VIA EDGAR

J. Nolan McWilliams

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:   Relmada Therapeutics, Inc.

Amendment No. 2 to Registration Statement on Form S-l

Filed October 16, 2014

File No. 333-197109

Dear Mr. McWilliams:

We are in receipt of your comment letter dated November 3, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by Relmada Therapeutics, Inc.’s (the “Company”) responses:

Prospectus Summary, page 1

1.	We note your response to our prior comment 6 and your revised disclosure that you plan to “out-license” sales, promotion and marketing to third parties. Please define the term “out-license” when it is first used, and reconcile this aspect of your strategy with your plan to “in-license” competitor companies’ products.

RESPONSE:	We have defined the term “out-license” when it is first used on page 1. We also have reconciled this aspect of our strategy with our plan to “in-license” competitor companies’ products on page 1.

2.	We note your response to our prior comment 7. Please explain the statement in note 1 to your financial statements on page F-10 that you have an “early stage pipeline of an additional three products.”

RESPONSE:	Please We have removed the phrase “early stage pipeline of an additional three products” from note 1.

The Offering, page 3

3.	We note your disclosure that the common stock outstanding before the offering and after the offering has been calculated based upon the total number of issued and outstanding shares as of September 8, 2014. Please update this to account for the October 10, 2014 issuance of 10.1 million shares pursuant to the exercise of Series A Warrants. Please similarly revise Description of Securities on page 79 and Item 15 on page II-2 to reflect the issuance of common stock upon exercise of the Series A Warrants.

RESPONSE:	We have updated the Offering section to take into account the issuance of shares pursuant to the exercise of our Series A Warrants. We have also removed the description of the Series A Warrants from Description of Securities on page 79 (since they have expired), and in Item 15 on page II-2 we have reflected the issuance of common stock upon exercise of the Series A Warrants.

Selling Stockholders, page 26

4.	We note that the beneficial ownership information has been provided as of September 12, 2014. Please provide the beneficial ownership information as of the most recent practicable date.

RESPONSE:	We have updated the beneficial ownership information as of November 12, 2014.

Description of Business, page 53

Product Development, page 56

5.	We note your response to our prior comment 10. It does not appear your disclosure has been revised in the manner indicated. Please revise accordingly.

RESPONSE:	On page 56 we have disclosed that Memorial Sloan Kettering Hospital has filed an IND for d-methadone and that we are preparing to open the U.S. IND for the product.

Management’s discussion and Analysis, page 61

6.	We note your response to our prior comment 16. Please provide us your analysis why the license agreement is not material to your business or why you are otherwise not substantially dependent on this agreement. In this regard, we note that it appears this agreement represents your only patented product.

RESPONSE:	We do not believe that the Medeor license agreement is material because the royalty payments due to be paid are only up to 2% and these payments do not start until the product is on the market, which we expect to be beyond 2020. In addition any payments that are required to be paid under the license are immaterial until the product is approved, which will be after 2020.

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The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Relmada Therapeutics, Inc.

By:	/s/ Sergio Traversa

Sergio Traversa

Chief Executive Officer

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